Exhibit 4.13

FIRST AMENDMENT

TO THE PEOPLE’S UNITED BANK, N.A.

401(k) EMPLOYEE SAVINGS PLAN

SIXTH AMENDMENT AND RESTATEMENT

WHEREAS, People’s United Bank, National Association, a national banking association organized under the law of the United States (the “Bank”) maintains the People’s United Bank 401(k) Employee Savings Plan for the benefit of certain of its employees who meet certain qualifications and for the qualifying employees of its affiliates who have adopted the Plan (the “Plan”); and

WHEREAS, the Plan has always constituted and has always been intended to constitute a tax-qualified Plan meeting the requirements of Section 401(a) of the Internal Revenue Code, as amended from time to time (the “Code”) and all other requirements applicable to the Plan under ERISA; and

WHEREAS, the Plan has been amended from time to time, and restated most recently in the form of the Sixth Amendment and Restatement as of January 1, 2020; and

WHEREAS, the Bank has reserved the right to make amendments from time to time to the Plan as restated, pursuant to Sections 10.1 and 10.2 thereof; and

WHEREAS, pursuant to the Agreement and Plan of Merger dated as of July 15, 2019, between People’s United Financial, Inc. and United Financial Bancorp, Inc., United Bank (“United”) merged into and with the Bank effective November 1, 2019; and

WHEREAS, the Bank has determined to transfer the account balances of certain Inactive Participants under the United Bank 401(k) Plan (the “United Plan”) who have consented to such transfer; and

WHEREAS, the Bank’s management level HR Administrative Committee, has approved the transfer of these United Plan account balances to the Plan; and

WHEREAS, the undersigned officer has been duly authorized to execute such amendments.

NOW, THEREFORE, the Bank hereby amends the Plan as follows, effective as of 9/12 , 2021 except as otherwise provided herein:

1. Appendix S is hereby amended to read in its entirety as attached hereto and made a part hereof.

2. The amendments made hereby shall become effective as set forth herein, subject to the provisions of this paragraph. The Plan as amended may be submitted to the Internal Revenue Service (the ‘IRS’) with a request for a written ruling to the effect that the provisions as set forth herein will result in the Plan continuing to be a qualified Plan as set forth in the provisions of Section 401 of the Internal Revenue Code of 1986, as it may from time to time be amended. To the extent that any provisions contained in such amendments would contain any provision which would adversely affect such qualified status in the opinion of the IRS, such provisions, subject to the last sentence of this paragraph, shall become null and void. Further, the Plan shall be subject as of the applicable effective date set forth herein to all provisions of any further amendments so made in response to any suggestions, comments or requests by any personnel of the IRS in connection with the request described in this paragraph. Notwithstanding the foregoing, in the event that any action for declaratory judgment is instituted in the Tax Court in connection with any refusal or failure to issue such written determination by the IRS or any adverse action with respect to such request, the putting into effect of any such amendment shall be further postponed, but all amendments shall be made in accordance with the decision of the Tax Court or such decision as it may be altered or changed upon further proceedings before the Tax Court or any appeal therefrom, all as of the applicable effective date indicated herein.

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IN WITNESS WHEREOF, People’s United Bank, N.A. acting by its duly authorized officer, hereby executes this amendment to be effective as herein provided.

PEOPLE’S UNITED BANK, N.A.

By:	/s/ John P. Barnes
John P. Barnes
Its Chief Executive Officer

Date:	September 12, 2021

APPENDIX Q

PROVISIONS APPLICABLE TO

FORMER UNITED EMPLOYEES

PROVISIONS APPLICABLE TO

FORMER UNITED EMPLOYEES

S.1.1	Merger with United Bank (“United”)

(a) The provisions of this Appendix S are applicable solely to Former United Employees and any other persons described herein, effective as of November 1, 2019.

(b) Each Former United Employee shall have all hours of service and any other service rendered to United (or its affiliates or predecessors) prior to 12:01 a.m. on November 1, 2019, included in the computation of Hours of Service, Years of Service and Years of Employer Retirement Contribution Eligibility Service for eligibility and vesting respectively under this Plan to the extent such service would be so credited had it been rendered to the Bank. In any event, any service credited pursuant to the preceding sentence shall include service required to be credited to such Former United Employee under the United Bank 401(k) Plan (the “United Plan”) with respect to eligibility and vesting.

(c) Each Former United Employee shall become a Participant on the earlier of (i) the first day following November 11, 2019, on which a Salary Reduction Contribution election if made by the Employee (or deemed to have been made pursuant to Subsection 3.1(c) hereof) may become effective under the applicable terms of the Plan, as administratively practicable, provided he continues to be employed on such date; and (ii) the first day of the first calendar month following the date such Employee completes one Year of Employer Retirement Contribution Eligibility Service (after giving effect to clause (b) of this Section S.1.1), provided he is then an Employee, and further provided that in any event he shall not become a Participant before November 11, 2019.

(d) Each Former United Employee who has an outstanding participant loan under the United Plan at the time the United Plan terminates, and who becomes a Participant of this Plan under clause S.1.1(c), shall be permitted to rollover the participant promissory note in respect of such participant loan from the United Plan provided such participant loan is not in default at the time the rollover distribution from the United Plan is made.

(e) Notwithstanding any other provisions of the Plan to the contrary, the Retirement Contribution Compensation of any Former United Employee shall not include any amount paid to such Former United Employee before November 1, 2019.

Q.1.2 Transfer of Certain Plan Assets from the United Plan

As a result of a Transfer Agreement between the Plan and the United Plan effective September 12 , 2021 (the “Transfer Agreement”) plan assets from the United Plan shall be transferred to this Plan for the benefit of certain Former United Employees who have outstanding loans under the United Plan but who have no account balance under the Plan as of the effective date of the Transfer Agreement (the “United Plan Transferees”).

The United Plan Transferees shall be 100% vested in their account balances transferred from the United Plan to the Plan.

Q.1.3. Transfer of United Plan Transferee Plan Accounts

Effective as of close of business on October 18        , 2021, all participant loans held in the accounts of the United Plan Transferees under the United Plan will be transferred to the Plan. Effective as of the close of business on October 19         , 2021, the remaining assets held in the accounts of the United Plan Transferees under the United Plan will be transferred to the equivalent Accounts under the Plan in accordance with the table set forth in Schedule Q1. Such Accounts under the Plan shall be credited with such person’s account balance in the corresponding account accumulated under the United Plan immediately before the effective date of the Transfer Agreement as such accounts had been and will be adjusted from time to time to reflect investment results.

Q.1.4. Investment of United Plan Transferee Plan Accounts

The assets of the United Trust relating to the United Plan Transferee account balances including the United Plan Transferee’s outstanding participant loans shall be transferred to the Trust as provided in Q.1.3 (the “United Plan Asset Transfer”). As a result of the United Plan Asset Transfer, the assets from the United Trust shall be transferred to and invested in the Trust in accordance with such reasonable arrangements for transition and investment and reinvestment as may be made between or among the Bank, Fidelity and, if applicable, any third party administrator of the United Plan and the Trustee of the United Trust. Such arrangements may include a freeze on all activity with respect to each United Plan Transferee Account (including, but not limited to, loan disbursements, withdrawals, distributions and investment fund transfers) for a specified period during which the transfer of the United Plan Transferee Accounts information to Fidelity and reconciliation of such information by Fidelity is completed (the “United Conversion Period”). During the United Conversion Period the accumulated balance credited to each United Plan Transferee account shall be transferred to the appropriate Qualified Default Alternative Investment under Addendum I, Part B subsection (i). Following the United Conversion Period, the accumulated balance credited to each United Plan Transferee account shall remain invested as provided in the preceding sentence until the individual entitled to exercise control over the investment of such account has made a new election in accordance with the terms of Section 7.2 of the Plan. Any loan repayments made on or after November 12        , 2021, and prior to the close of the United Conversion Period with respect to loans outstanding under the United Plan Transferee accounts will be invested in The Putnam Stable Value Fund (Zero Revenue Share) under the Plan. After the close of the United Conversion Period, such loan repayments will be invested according to the Account Director’s investment election in effect at that time.

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SCHEDULE Q1

United Plan Transferee Accounts Transfer

The United Plan Transferee Account Balance in the:	Will be Transferred to the Following Account Under the Plan:
Elective (Pre-Tax) Contributions Account	Pre-Tax Elective Deferral Account
Roth Elective Contributions Account	Roth Elective Deferral Account
Employer Matching Contributions[1]	Prior Employer Match Contribution Account (100% Vested)
Employer Discretionary Contributions (ESOP)[1]
Employer Discretionary Contributions (cash)[1]	Employer Discretionary
Common Stock Account[1]
Rollover Account	Rollover Account

[1]	Contribution separately accounted for under the Participant’s Account (Section 1.47)

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